FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April 2009

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X             Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......             No    X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By: /s/ P A Stafford

Name: P A Stafford

Title: Deputy Group Company Secretary

Date: 6 April 2009

NOT FOR DISTRIBUTION, PUBLICATION OR RELEASE, DIRECTLY OR INDIRECTLY, IN OR INTO CANADA, INDONESIA, JAPAN, MEXICO, THE KINGDOM OF SAUDI ARABIA, SOUTH KOREA, SWITZERLAND, TURKEY, THE UNITED ARAB EMIRATES OR ANY OTHER JURISDICTION IN WHICH THE DISTRIBUTION, PUBLICATION OR RELEASE WOULD BE UNLAWFUL. OTHER RESTRICTIONS MAY BE APPLICABLE. PLEASE SEE THE IMPORTANT NOTICE AT THE END OF THIS ANNOUNCEMENT.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement. The Ordinary Shares trade under stock code 5 on The Stock Exchange of Hong Kong Limited.

6 April 2009

Successful Completion of HSBC Rights Issue

and Placement of 3.4% Rump

HSBC Holdings plc (HSBC) announces that Goldman Sachs International, J.P. Morgan Cazenove and HSBC Bank plc (the Joint Global Coordinators) have today procured acquirers for all of the 172,700,974 New Ordinary Shares (representing 3.4 per cent of the total number of New Ordinary Shares) for which valid acceptances were not received under the Rights Issue, at a price of either 448 pence per New Ordinary Share or HK$51.83 per New Ordinary Share.

As disclosed in Part VIII of the prospectus issued by HSBC in connection with the Rights Issue dated 17 March 2009 (the Prospectus), the net proceeds from the sale of such New Ordinary Shares (after deduction of the Issue Price of 254 pence per New Ordinary Share and the expenses of procuring acquirers) will be paid to Qualifying Shareholders who have not taken up their entitlements pro rata to their lapsed provisional allotments, save that individual amounts of less than £5.00 will not be paid to such persons but will be retained for the benefit of HSBC.

Unless otherwise defined in this announcement, capitalised terms shall have the meaning given to them in the Prospectus.

By Order of the Board

R G Barber

Group Company Secretary

Contacts

For further information please contact:

HSBC Holdings plc:
London:		Hong Kong:

Alastair Brown Manager, Investor Relations	+44 (0)20 7992 1938	David Hall +852 2822 1133 Head of Group Public Affairs (Asia)

Richard Lindsay Head of Group Media Relations	+44 (0)20 7992 1555

Goldman Sachs International: Matthew Westerman Todd Leland	+44 (0)20 7552 3549 +44 (0)20 7552 9135

J.P. Morgan Cazenove: Naguib Kheraj Ian Hannam	+44 (0)20 7588 2828 +44 (0)20 7588 2828

HSBC Bank plc: Russell Julius	+44 (0)20 7991 8888

The Board of Directors of HSBC Holdings plc as at the date of this announcement are: S K Green, M F Geoghegan, S A Catz†, V H C Cheng, M K T Cheung†, J D Coombe†, J L Durán†, R A Fairhead†, D J Flint, A A Flockhart, W K L Fung*, S T Gulliver, J W J Hughes-Hallett†, W S H Laidlaw†, J R Lomax†, Sir Mark Moody-Stuart†, G Morgan†, N R N Murthy†, S M Robertson†, J L Thornton† and Sir Brian Williamson†.

* Non-executive Director

† Independent non-executive Director

This announcement has been issued by and is the sole responsibility of HSBC. This announcement shall not constitute an offer to sell, an invitation to induce an offer or a solicitation of an offer to buy or subscribe for securities, nor shall there be any sale of securities referred to in these materials, in any jurisdiction, including the United States, in which such offer, invitation, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. HSBC has filed a registration statement in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), in connection with the offer and sale of the securities. A written prospectus satisfying the requirements of Section 10 of the Securities Act and containing the detailed terms of the Rights Issue is available on the United States Securities and Exchange Commission’s website at www.sec.gov.

Goldman Sachs International, J.P. Morgan Cazenove, J.P. Morgan and HSBC Bank plc, which are each authorised and regulated in the United Kingdom by the Financial Services Authority, are acting for HSBC and are acting for no one else in connection with the Rights Issue and will not regard any other person as a client in relation to the Rights Issue and will not be responsible to anyone other than HSBC for providing the protections afforded to their respective clients, nor for providing advice in connection with the Rights Issue or any other matter, transaction or arrangement referred to herein.

This announcement is not a prospectus or an extract from, a summary or abridged version of a prospectus but an advertisement and is for information purposes only and does not constitute or form part of any offer or invitation to sell, or an invitation to induce an offer or issue, or any solicitation of any offer to acquire Nil Paid Rights, Fully Paid Rights or New Ordinary Shares or to take up any entitlements to New Ordinary Shares in any jurisdiction in which such an offer or solicitation is unlawful. Investors should not acquire any Nil Paid Rights, Fully Paid Rights or New Ordinary Shares except on the basis of information contained in the Prospectus.

The distribution of this announcement, the Prospectus and/or the Provisional Allotment Letters and/or the transfer of Nil Paid Rights, Fully Paid Rights and/or New Ordinary Shares into a jurisdiction other than the United Kingdom, Hong Kong or Bermuda may be restricted by law and therefore persons into whose possession this announcement and/or any related documents come should inform themselves about and observe any such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdictions. In particular, subject to certain exceptions as agreed with the Company and certain of the Banks, this announcement should not be distributed, forwarded to or transmitted in, into or from any of the Excluded Territories.

None of the Nil Paid Rights, the Fully Paid Rights, the Provisional Allotment Letter and the New Ordinary Shares will be registered under the securities laws of any of the Excluded Territories and none of the Nil Paid Rights, the Fully Paid Rights or the New Ordinary Shares will qualify for distribution under any of the relevant securities laws of any of the Excluded Territories (other than pursuant to any applicable exceptions as agreed with the Company and certain of the Banks). Accordingly, the Nil Paid Rights, the Fully Paid Rights and the New Ordinary Shares may not be offered, sold, pledged, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within any of the Excluded Territories (other than pursuant to any applicable exceptions as agreed with the Company and certain of the Banks).

In particular, this announcement is not for distribution or release, directly or indirectly in or into Canada, Indonesia, Japan, Mexico, the Kingdom of Saudi Arabia, South Korea, Switzerland, Turkey, the United Arab Emirates or any other jurisdiction in which the distribution or release would be unlawful.

Neither the content of HSBC’s website nor any website accessible by hyperlinks on HSBC’s website is incorporated in, or forms part of, this announcement.